UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Enochian Biosciences Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29350E 104

(CUSIP Number)

Weird Science LLC

8581 Santa Monica Blvd. #317

West Hollywood, CA 90069

Attention: William Anderson Wittekind

(424) 279-8792

with a copy to:

Patrick T. McCloskey

McCloskey Law PLLC

425 Madison Avenue, Suite 1700

New York, NY 10017

(646) 970.0611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Weird Science LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization California

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 17,545,283[1]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 17,545,283[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.5%[2]

14.	Type of Reporting Person (See Instructions) OO

_____________________________

1 William Anderson Wittekind (“Wittekind”) and Carl Sandler (“Sandler”) share voting and dispositive power over such shares by virtue of their status as managers of Weird Science LLC (“Weird Science”) as of the date of the event reported herein.

2 Based upon 36,173,924 shares of common stock outstanding as of September 28, 2018, as disclosed in the issuer’s Form 10-K filed with the Commission on October 1, 2018.

CUSIP No. 29350E104

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Anderson Wittekind

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power 0
Shares Bene-
ficially by	8.	Shared Voting Power 17,545,283[3]
Owned by Each
Reporting	9.	Sole Dispositive Power 0
Person With

10.	Shared Dispositive Power 17,545,283[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,545,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.5[4]

14.	Type of Reporting Person (See Instructions) I

_____________________________

3 Consists of 17,545,283 shares owned by Weird Science. Wittekind and Sandler share the power to vote and the power to dispose of such shares by virtue of their status as managers of Weird Science as of the date of the event reported herein.

4 Based upon 36,173,924 shares of common stock outstanding as of September 28, 2018, as disclosed in the issuer’s Form 10-K filed with the Commission on October 1, 2018.

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company (“Weird Science”) and William Anderson Wittekind, a member and manager of Weird Science (“Wittekind” and, together with Weird Science, the “Reporting Persons”), with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Enochian Biosciences Inc. (the “Issuer”) received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the “Merger Agreement”) by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Enochian Biopharma, Inc., a Delaware corporation (“Target”), and Weird Science, in its capacity as the majority stockholder of the Target.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings given to such terms in the initial Schedule 13D.

Upon the execution and delivery of the First Amended and Restated Limited Liability Company Operating Agreement of Weird Science on October 30, 2018, Gumrukcu became the owner of a majority of Weird Science’s limited liability company units and the voting rights of its members. As a result of such status, Gumrukcu may be deemed to control Weird Science for purposes of General Instruction C of Schedule 13D from and after October 30, 2018 and such status may be deemed to be a material change within the meaning of Rule 13d-2(a) under the 1934 Act (17 CFR 240.13d-2(a)). On these bases, information regarding Gumrukcu is being provided in response to Items 2-6 of Schedule 13D, as applicable, for so long as Weird Science is a Reporting Person in this Statement.

Item 1.	Security and Issuer

The address of the principal executive offices of the Issuer is 2080 Century Park East, Suite 906, Los Angeles, CA 90067-2012.

Item 2.	Identity and Background

(a)       Serhat Daniel Gumrukcu.

(b)       Gumrukcu is a non-managing member of Weird Science and the inventor of the intellectual property licensed by Weird Science to the Target pursuant to the Weird Science License Agreement.

(c)       Gumrukcu’s business address is 8581 Santa Monica Blvd. #317 West Hollywood CA 90069.

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(d)       On February 8, 2017 the Attorney General of the State of California filed a Felony Complaint For Arrest Warrant with the Superior Court in the State of California, County of Los Angeles, in People of the State of California v. Serhat Daniel Gumrukcu (Case No. BA452833). Gumrukcu was charged with fourteen (14) felony counts and, on January 25, 2018, with the approval of the Court he pled no contest to one count of second-degree commercial burglary, a felony, and was found guilty by the Court. All other charges were dismissed. Judgment was suspended, and he was placed on probation for a five-year period, and he paid restitution.

(e)       None.

(f)       Gumrukcu is a citizen of Turkey.

Item 4.	Purpose of Transaction

The Weird Science Consulting Agreement was terminated on July 9, 2018.

The Sandler Consulting Agreement expired on August 16, 2018.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (previously filed and incorporated by reference to Exhibit 1 of the Schedule 13D).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: May 19, 2023

WEIRD SCIENCE LLC

By:	/s/ William Anderson Wittekind
Name: William Anderson Wittekind
Title: Manager

/s/ William Anderson Wittekind
WILLIAM ANDERSON WITTEKIND

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